FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of:         May, 2003

Commission File Number:     0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Page 2/2
May 30, 2003

This Form 6-K consists of:

1.	Copy (as attached) of unaudited interim financial statements (2003 First Quarter Report) for the 3 month period ended March 31, 2003, as mailed to the Company's shareholders and as filed with Canadian regulatory authorities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 30th day of May, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

May 21, 2003

Dear Shareholders:

In the first quarter of 2003, we continued our efforts to improve our distribution system, either by entering into new distribution partnerships in key consumer markets or by building on existing relationships. In this regard, we believe that we have taken a major step towards our goal of improving overall availability of Clearly Canadian sparkling flavoured water in the Southwest U.S. market by entering into distribution arrangements with Seven-Up/RC Bottling Company of Southern California, Inc. (“Seven-Up/RC”). We expect that joining forces with Seven-Up/RC’s strong portfolio of brands will provide brand Clearly Canadian with significant upside in this key beverage market. We also anticipate that Seven-Up/RC can provide far greater marketing and promotional focus for our brand and extend distribution of Clearly Canadian into channels where it has not been previously or as widely available. Going forward, we will work closely with our distribution partners to open and service retail accounts to expand the availability of our brands in North America.

Our sales in the first quarter were adversely impacted during the change over to certain of our newly appointed distributors. However, we believe that we are making significant progress in strengthening our distributor base, although we anticipate it may take some time before we see all of the potential benefits of these new initiatives with our distribution partners. We also believe that the current geopolitical uncertainty and the prolonged weak economic conditions that existed in the first quarter of 2003 negatively affected sales of our brands in some key consumer markets. First quarter 2003 sales were also down from the previous year, on a comparative basis, in part due to the sale last year of the Company’s Cascade Clear brand. In the first quarter of 2003, the Company decreased total selling, general and administrative expenses by 15% over the same period last year, reflecting our continuing efforts to reduce expenses in categories that do not contribute directly towards sales growth.

As well, in the first quarter, we also announced the appointment of Philip Langridge to our board of directors. Mr. Langridge brings to the board more than 30 years of business experience in the U.S., the U.K. and Canada.

We believe that our ongoing commitment to a strong brand line-up and innovative marketing initiatives will enable us to capitalize on the many opportunities that lie ahead for Clearly Canadian. The right team and strategy are in place. Looking ahead, we remain committed to our plans to achieve sustainable profitability and to increase shareholder value.

Best regards,

(Signed)     “Douglas L. Mason”

Douglas L. Mason

Management Discussion and Analysis

Operating Results

The following discussion addresses the operating results and financial condition of Clearly Canadian for the three months ended March 31, 2003. This discussion and analysis is qualified in its entirety by reference to and should be read in conjunction with the Company’s December 31, 2002 audited financial statements as well as the cautionary, forward-looking statement at the end of this section.

As previously announced (February 27, 2002), the Company’s wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. This divestiture included the sale of its private label co-pack bottling business, Cascade Clear brand water business and related production assets (which sale was completed in February 2002). As a result of this divestiture, for reporting purposes, the results and financial position of the Company now reflect the results of the “continuing operations” for the three months ended March 31, 2003.

Results of Continuing Operations for the first quarter of 2003:

Net loss for the three months ended March 31, 2003 was $628,000 (or $0.09 per share) on sales of $3,152,000 compared to net income of $64,000 (or $0.01 per share) on sales of $5,418,000 for the same period in 2002. During the first quarter of 2003, the Company has been completing a process of transition to newly appointed distributors in certain of its key selling areas. This is being done in the expectation of improving the regional distribution of the Company’s products. This transition period by its nature affects the order cycle which may in turn negatively affect sales. As well, the Company believes that difficult economic conditions existed in the first quarter of 2003, which may have negatively affected sales in some key consumer markets.

First quarter sales were also down from the previous year, on a comparative basis, in part due to the sale last year of the Company’s Cascade Clear brand (see February 27, 2002 news release). Additionally, in the first quarter of 2002, the Company experienced a significant pipe-line fill for Reebok fitness water through a national convenience chain. These two items represented approximately $1,000,000 of sales in 2002.

Gross profit for the three months ended March 31, 2003 was $901,000 (28.6%) compared to $1,888,000 (34.8%) for the three months ended March 31, 2002. This decrease in gross profit percent is attributable for the most part to an increased proportion of freight and warehousing in the total cost of sales. During the period, a greater proportion of the Company’s product orders were delivered to its customers in less than truck load quantities, which translates into higher costs per case. As well, a certain amount of the Company’s warehousing costs are fixed, therefore, in this period of lower sales, the per case costs reflect an increase which translates into lower gross profit per cent. As well, the Company made some minor adjustments to inventory carrying values to reflect the estimated net realizable value.

Selling, general and administrative expenses were $1,471,000 for the three months ended March 31, 2003 compared to $1,721,000 for the same period in 2002. The 15% decrease in total selling, general and administrative expenses reflects the Company’s continuing efforts to reduce expenses in categories that do not contribute directly towards sales growth.

Liquidity and Capital Resources

As at March 31, 2003, the Company had a working capital deficit of $470,000 compared to a working capital surplus of $24,000 as at December 31, 2002. As at March 31, 2003, the Company had bank indebtedness of $1,106,000 compared to bank indebtedness of $702,000 as at December 31, 2002.

Net cash used for operating activities for the first three months of 2003 was $443,000, consisting primarily of operating loss for the three months less changes in non-cash working capital balances of $107,000.

Financing and investing activities provided net cash of $469,000 consisting primarily of an increase in bank indebtedness of $404,000, and proceeds from the issuance of capital stock and warrants of $66,000, less the payment of long term debt of $1,000.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada. Shareholders will find the Company’s governance policies outlined in the information circular which accompanies the Company’s Notice of the Annual General Meeting.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s business strategies, market conditions, outlook and other matters. Statements in this report that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “estimates”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s analysis of its product distribution systems, and anticipated changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and anticipated reductions in expenses associated therewith, and the effects of its anticipated product distribution changes and promotional and marketing activities and the potential benefits of such efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

Clearly Canadian Beverage Corporation
Consolidated Balance Sheets
As at March 31, 2003 and December 31, 2002
(in thousands of United States dollars, except where indicated)

	Unaudited
	March 31 2003 $	December 31 2002 $

Assets

Current assets
Accounts receivable	1,515	1,191
Inventories	2,278	2,439
Assets held for sale (note 2)	935	935
Prepaid expenses, deposits and other assets	259	271

	4,987	4,836
Long-term investments	99	88
Distribution rights	1,913	1,913
Property, plant and equipment (note 2)	2,963	3,042
Assets held for sale (note 2)	462	462
Prepaid contracts (note 7)	282	306

	10,706	10,647

Liabilities

Current liabilities
Bank indebtedness (note 2)	1,106	702
Accounts payable and accrued liabilities	3,810	3,578
Current portion of long-term debt (note 2)	123	116
Convertible debenture	418	416

	5,457	4,812

Long-term debt (note 2)	1,223	1,112

	6,680	5,924

Shareholders' Equity

Capital stock
Authorized
200,000,000 common shares without par value
10,000,000 preferred shares with a par value of CA$1 each
Issued (note 3)
7,168,682 (2002 - 7,043,682) common shares without par value
Outstanding (note 3)
6,795,682 (2002 - 6,670,682) common shares without par value	58,272	58,237
Warrants (note 3)
1,527,500 (2002 - 1,500,240)	190	415

Equity component of convertible debenture	26	26
Contributed surplus (note 3)	256	--
Cumulative translation adjustment (note 8)	(1,523)	(1,388)
Deficit	(53,195)	(52,567)

	4,026	4,723

	10,706	10,647

Subsequent event (note 9)

Approved by the Board of Directors (Signed) "Douglas L. Mason" Director	(Signed) "Stuart R. Ross" Director

Clearly Canadian Beverage Corporation
Consolidated Statements of Operations
For the three months ended March 31, 2003 and 2002
(in thousands of United States dollars, except where indicated)

	Unaudited
	March 31 2003 $	March 31 2002 $

Sales	3,152	5,418

Cost of sales	2,251	3,530

Gross profit	901	1,888

Selling, general and administration expenses	1,471	1,721
Amortization	78	112

(Loss) earnings before the following	(648)	55

Other income (expense) - net	21	10
Interest on long-term debt	(1)	(1)

(Loss) earnings before income taxes	(628)	64

Provision for income taxes	--	--

(Loss) earnings for the period	(628)	64

Deficit - Beginning of period	(52,567)	(48,984)

Deficit - End of period	(53,195)	(48,920)

Basic and diluted (loss) earnings per share	(0.09)	0.01

Weighted average shares outstanding	6,708,182	6,640,682

Clearly Canadian Beverage Corporation
Consolidated Statements of Cash Flows
For the three months ended March 31, 2003 and 2002
(in thousands of United States dollars, except where indicated)

	Unaudited
	March 31 2003 $	March 31 2002 $

Cash flows from operating activities
(Loss) earnings for the period	(628)	64
Items not involving cash (note 4 (a))	78	112

	(550)	176

Changes in non-cash working capital balances related to
operations (note 4 (b))	107	(1,756)

	(443)	(1,580)

Cash flows from investing activities
Proceeds from sale of production facility	--	1,675
Proceeds on sale of property, plant and equipment	1	10
Purchase of property, plant and equipment	--	(17)
Acquisition of other assets	--	(418)

	1	1,250

Cash flows from financing activities
Increase in bank indebtedness	404	280
Repayment of long-term debt	(1)	(161)
Proceeds from issuance of capital stock and warrants
(note 3)	66	--

	469	119

Effect of exchange rates on cash and cash equivalents	(27)	(15)

Decrease in cash and cash equivalents	--	(226)

Cash and cash equivalents - Beginning of period	--	226

Cash and cash equivalents - End of period	--	--

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended March 31, 2003
(in thousands of United States dollars, except where indicated)

1	Basis of Presentation

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on a accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual filing. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management’s best estimates as additional information becomes available in the future.

2	Balance sheet components

Bank indebtedness

The Company has a $2,000,000 operating line of credit available with a United States bank, which bears interest at U.S. prime plus 4% with a 12-month term ending June 24, 2003 and is collateralized by a first lien on all accounts receivable and inventories. At March 31, 2003, $1,106,000 has been drawn on this line of credit.

Property, plant and equipment

				March 31, 2002

	Cost $	Accumulated amortization $	Writedown $	Net $

Continuing operations
Land and water sources	1,829	--	--	1,829
Buildings	1,034	678	--	356
Equipment	3,630	2,957	--	673
Leasehold improvements	122	17	--	105

	6,615	3,652	--	2,963

Held for sale
Land and water sources	669	--	--	669
Buildings	1,188	460	--	728
Equipment	515	515	--	--

	2,372	975	--	1,397

	8,987	4,627	--	4,360

				December 31, 2002

	Cost $	Accumulated amortization $	Writedown $	Net $

Continuing operations
Land and water sources	1,829	--	--	1,829
Buildings	1,034	670	--	364
Equipment	3,631	2,890	--	741
Leasehold improvements	122	14	--	108

	6,616	3,574	--	3,042

Held for sale
Land and water sources	1,252	--	583	669
Buildings	1,541	460	353	728
Equipment	521	515	6	--

	3,314	975	942	1,397

	9,930	4,549	942	4,439

Long-term debt

	March 31, 2003 $	December 31, 2002 $

Convertible promissory notes of CA$1,750,000, unsecured, non-interest bearing, repayable semi-annually commencing March 1997, repayable in
cash or shares at the option of the Company	1,223	1,112

Mortgage payable with land and buildings pledged as collateral, bearing interest at 5.35%, repayable at CA$1,215 per month, maturing in
August 2003	123	116

	1,346	1,228
Less
Current portion	123	116

	1,223	1,112

3	Capital Stock

	Issued	Outstanding	$

Capital Stock
Common shares - December 31, 2002	7,043,682	6,670,682	58,237
Shares issued on February 28, 2003	125,000	125,000	35

Common shares - March 31, 2003	7,168,682	6,795,682	58,272

Warrants - December 31, 2002	1,500,240	1,500,240	415
Warrants expired on January 29, 2003	(97,740)	(97,740)	(256)
Warrants issued on February 28, 2003	125,000	125,000	31

Warrants - March 31, 2003	1,527,500	1,527,500	190

Stock options - December 31, 2002	1,685,802	1,685,802	--
Expired - exercise price CAD$1.75	(40,577)	(40,577)	--
Expired - exercise price CAD$1.50	(124,688)	(124,688)	--
Expired - exercise price CAD$1.35	(10,000)	(10,000)	--
Expired - exercise price CAD$1.15	(80,000)	(80,000)	--
Granted - exercise price CAD$0.70	230,000	230,000	--

Stock options - March 31, 2003	1,660,537	1,660,537	--

Contributed surplus - December 31, 2002			--
Warrants expired on January 29, 2003			256

Contributed surplus - March 31, 2003			256

On January 29, 2003, 97,740 warrants issued on January 29, 1998 with an exercise price of USD$7.44 had expired.

On February 11, 2003, the Company granted incentive stock options to certain officers and directors to acquire up to an aggregate of 230,000 shares of the Company. The stock options have a 10 year term and are exercisable at CA$ 0.70 per share.

If the company had adopted the fair value method of accounting, the Company would have recorded a compensation expense of $66,000 in respect of the stock options granted in the year. The Company’s net loss and loss per share would have been as indicated in the proforma notes below:

$
Loss for the period before stock based compensation	(628)
Stock-based compensation	(101)

Proforma loss for the year	(729)

Basic and diluted loss per share as reported	(0.09)
Per share impact of stock-based compensation	(0.02)

Proforma loss per share	(0.11)

The stock-based compensation of $66,000 was determined using the Black-Scholes pricing model and the following weighted average assumptions:

Weighted average grant date fair value	CA$0.70
Risk free interest rate	4.99%
Expected life	10 year
Expected volatility in the market price of the shares	120.5%
Expected dividend yield	--

On February 28, 2003 the Company completed a private placement of 125,000 units of the Company at CAD $0.80 per unit raising gross proceeds of CAD $100,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant is exercisable at a price of CAD $0.80 for a period of one year.

The fair value of $31,000 ascribed to the warrants issued on February 28, 2003 was determined using the Black-Scholes pricing model and the following weighted average assumptions:

Weighted average grant date fair value	CA$ 0.80
Risk free interest rate	4.99%
Expected life	1 year
Expected volatility in the market price of the shares	120.5%
Expected dividend yield	--

4	Supplementary cash flow information

	March 31, 2003 $	March 31, 2002 $

a) Items not involving cash
Amortization of property, plant and equipment	78	112

	78	112

b) Changes in non-cash working capital balances related to operations
Accounts receivable	(324)	(1,154)
Inventories	161	(554)
Prepaid expenses, deposits and other assets	38	(366)
Accounts payable and accrued liabilities	232	318

	107	(1,756)

5	Segmented Information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry and management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the loss (earnings) from continuing operations.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to be each segment.

	Unaudited
	March 31, 2003 $	March 31, 2002 $

Sales
Canada
Total sales	398	585
Less: Sales to other segments	--	--

Sales to external customers	398	585

United States
Total sales	3,034	5,260
Less: Sales to other segments	(313)	(470)

Sales to external customers - continuing
operations	2,721	4,790

Other
Sales to external customers	33	43

	3,152	5,418

	March 31, 2003 $	March 31, 2002 $

Interest expense on operating line of credit and long
term debt
Canada	1	1
United States	16	2
Other	--	--

	17	3

Amortization
Canada	50	85
United States	28	27
Other	--	--

	78	112

(Loss) earnings for the period before income taxes
Canada	(346)	(81)
United States	(281)	146
Other	(1)	(1)

	(628)	64

	March 31, 2003 $	March 31, 2002 $

Assets
Canada	4,692	6,329
United States	5,998	8,927
Other	16	28

	10,706	15,284

Assets held for Sale
Canada	797	--
United States	600	--
Other	--	--

	1,397	--

Property, plant and equipment additions
Canada	--	15
United States	--	2
Other	--	--

	--	17

6	Related party transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts, which are agreed to by the related parties.

During the period, the Company paid $30,868 to a limited partnership for the lease of the Company’s head office of which certain directors and a company with common directors own limited partnership interests.

Also, see note 7.

7	Consulting contracts

The Company has contracts for terms of two to five years with certain senior officers, directors or companies controlled by them. These contracts require the Company to pay consulting fees totalling approximately $755,000 per year. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and/or companies controlled by them in the event of termination of the contracts by the Company without cause. As at March 31, 2003, the minimum aggregate obligation to be assumed by the Company in these circumstances is approximately $2,205,000.

During 2001, the shareholders approved the amendment of certain consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During the period the Company expensed $24,000 of the deferred charge, recorded $97,000 as a current prepaid item, leaving a balance of $282,000 as long-term prepaid contracts.

8	Cumulative translation account

Unrealized translation adjustments, which arise on the translation to United States dollars of assets and liabilities of the Company’s self-sustaining operations, resulted in an unrealized translation loss of $135,000 for the period. The movement in the translation adjustment in the current period reflects the change in the exchange rate between the Canadian dollar and the United State dollar.

9	Subsequent event

During April 2003, incentive stock options of 240,142 issued to officers, directors and employees with an exercise price of CAD$1.75 expired.

On April 29, 2003, the Company granted 285,000 incentive stock options to certain officers, directors, employees and allocated 35,000 incentive stock options to consultants to acquire up to an aggregate of 320,000 shares of the Company. Such stock options have been granted for a ten year term for officers, directors and employees and for a five year term for consultants, and are exercisable at a price of CAD$0.65 per share (based on the average closing price of the Company’s shares on the Toronto Stock Exchange over the 10 day trading period preceding the granting of the options).

CORPORATE PROFILE
Board of Directors
Gerald M. Astor
Glen D. Foreman
Neville W. Kirchmann
Philip J. Langridge
Nigel G. Woodall
Douglas L. Mason
Bruce E. Morley
Stuart R. Ross

Corporate Officers
Douglas L. Mason
Chief Executive Officer and President

Stuart R. Ross
Chief Financial Officer

Bruce E. Morley
Chief Legal Officer and Secretary

Tom Koltai
Chief Operating Officer

Kevin Doran
Senior Vice-President, Marketing and Sales

Jonathan Cronin
Vice-President, Marketing, CC Beverage (U.S.) Corporation

Corporate Head Office
Clearly Canadian Beverage Corporation
West Vancouver, British Columbia, Canada
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
www.clearly.ca
e-mail: info@clearly.ca

U.S. Subsidiary
CC Beverage (U.S.) Corporation
P.O. Box 326 Burlington, Washington, USA
1-800-735-7180 (in U.S.A. and Canada)

Stock Exchanges
Toronto Stock Exchange (trading symbol: CLV)
OTCBB (trading symbol: CCBC)

Registrar and Transfer Agent
Pacific Corporate Trust Company
Vancouver, British Columbia, Canada
1-877-288-6822

Shareholder Information
Clive Shallow, Manager, Shareholder Communications
1-800-663-56548 (in U.S.A.)
1-800-663-0227 (in Canada)
e-mail: info@clearly.ca